NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm)

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934.

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SEC FILE NUMBER
8-33772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Needham & Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 Park Avenue, 10th Floor
(No. and Street)

New York	New York	10177
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Fiordaliso	212-705-0363	rfiordaliso@needhamco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

151 W 42nd Street, 19th Floor	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Iacovone, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Needham & Company, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: Chief Executive Officer

MEANWATIE BHAKERAM
Notary Public, State of New York
No. 01BH6274325
Qualified in Queens County
Commission Expires January 7, 2029

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Financial Statements and Supplementary Information

December 31, 2024

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	
Financial Statements:	
Statement of Financial Condition	1
Notes to Financial Statements	2-11



RSM US LLP

Report of Independent Registered Public Accounting Firm

Member of Needham & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Needham & Company, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

New York, New York
February 28, 2025

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.



NEEDHAM & COMPANY, LLC
(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$	2,889,827
Receivable from clearing broker		17,889,576
Securities owned, at fair value		5,180,813
Non-marketable securities, at fair value		1,002,005
Fees and concessions receivable		6,350,725
Receivables from Parent and affiliate		979,653
Operating lease right-of-use assets		9,712,140
Furniture, equipment, and leasehold improvements at cost (net of accumulated depreciation of $8,131,918)		3,307,921
Other assets		5,201,890
Total assets	$	52,514,550

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	6,535,153
Payable to parent and affiliate		1,386,142
Operating lease obligations		13,533,839
Income tax and deferred payable		70,155
Securities sold, not yet purchased, at fair value		486,337
Total liabilities		22,011,626
Commitments and Contingencies		
Member's equity		30,502,924
Total liabilities and member's equity	$	52,514,550

See accompanying notes to financial statements.

NEEDHAM & COMPANY, LLC
(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Financial Statements

December 31, 2024

(1)   Organization and Description of Business

Needham & Company, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company provides a full range of investment banking and brokerage services to corporate clients. The Company is a market maker primarily in emerging growth stocks in the technology, healthcare, and consumer industries, and deals with institutional investors. The Company also underwrites securities in these industries, acting as both a lead underwriter as well as a member of syndicate groups.

The Company is a direct subsidiary of Needham Holdings, LLC, which is wholly owned by The Needham Group, Inc. (the Parent). Distributions to the Parent are paid through Needham Holdings, LLC and are required to conform to the applicable regulatory requirements.

Pursuant to agreements between the Company and its correspondent clearing broker, Pershing, LLC (the Clearing Broker), proprietary and customer securities transactions affected by the Company are introduced and cleared on a fully disclosed basis.

(2)   Summary of Significant Accounting Policies

The following is a summary of significant accounting policies:

(a) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. At December 31, 2024, the Company's cash equivalents consist of money market funds, which are classified as securities owned, at fair value on the statement of financial condition.

(c) Receivable from Clearing Broker

Receivable from clearing broker represents the amounts receivable in connection with the trading of proprietary positions and the commissions associated with customer securities transactions and other cash holdings.

(d) Securities Transactions

Securities owned, at fair value, and securities sold, not yet purchased, at fair value on the statement of financial condition consist of financial instruments carried at fair value. The fair value of a financial

2   (Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair values of the financial instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. To the extent certain financial instruments trade infrequently or are nonmarketable and, therefore, have little or no price transparency, the Company values these instruments based on management's estimates.

(e) *Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are reported at historical cost, net of accumulated depreciation or amortization. Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful life of the improvement or the term of the underlying leases, which range from 5 to 12 years.

(f) *Income Taxes*

For U.S. federal, state, and local tax purposes, the Company is a single member limited liability company that has elected to be disregarded for income tax purposes. However, for financial accounting purposes, the Company recognizes taxes as if it files a separate tax return on a stand-alone basis, consistent with the liability method prescribed by Accounting Standards Codification (ASC) 740, *Income Taxes paragraph 710-10-30-27.* The Company has elected not to follow the simplification standards under ASU 2019-12. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10, *Income Taxes.* ASC 740-10 requires recognition and measurement of a tax position taken that is more likely than not to be sustained, and provides guidance on derecognition, classification, interest and penalties, and disclosure. The Company accounts for interest and penalties as a component of income tax expense.

The Company's operating results are included in the federal, state and local income tax returns filed by the Parent.

(g) *Accounting Developments*

In December 2023, the FASB issued ASU No. 2023-09 ("ASU 2023-09"), Improvements to Income Tax Disclosures. The guidance is intended to improve income tax disclosure requirements by requiring (i) consistent categories and greater disaggregation of income taxes paid by jurisdiction. The guidance makes several other changes to the income tax disclosure requirements. The amendments in ASU

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

2023-09 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and are required to be applied prospectively with the option of retrospective application. We are evaluating the impact of the standard on our income tax disclosures.

In November 2024, the FASB issued ASU No. 2024-03 ("ASU 2024-03"), Disaggregation of Income Statement Expenses. The guidance primarily will require enhanced disclosures about certain types of expenses. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal beginning after December 15, 2027 and may be applied either on a prospective or retrospective basis. We are evaluating the impact of the standard on our disclosures.

(3) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2024, securities owned and securities sold, but not yet purchased by the Company, consist of principally U.S. equity securities at year-end.

All securities owned are pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected on the statement of financial condition.

(4) Non-marketable Securities

At December 31, 2024, the Company owned equity securities in a private companies which were obtained through advisory transactions. These securities are Level 3 assets under "ASC 820" fair value hierarchy.

(5) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consisted of the following at December 31, 2024:

Computer equipment		$837,315
Furniture and equipment		1,254,758
Office machinery		1,119,309
Software		300,962
Leasehold improvements		7,927,495
	Total cost	11,439,839
Less accumulated depreciation		(8,131,918)
	Total fixed assets, net	$3,307,921

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

(6) Income Taxes

The Company is a subsidiary of the Parent which is a qualified Subchapter S Corporation. The Company is treated as a disregarded entity for federal state and local tax purposes. The Company computes its current and deferred tax provision on its stand-alone income using the Parent's apportionment factor on a modified separate company method.

Because the Parent is an S Corporation, the Parent's tax liability only relates to state and local taxes. Therefore, the effective tax rate is a result of state and local taxes. At December 31, 2024, there was a deferred tax asset of $116,090 primarily related to deferred rent expenses, which is included in other assets on the statement of financial condition and a deferred tax liability of $70,155 related to depreciation, which is reported in income tax and deferred payable on the statement of financial condition. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is recorded. There are no unrecognized tax benefits as of December 31, 2024.

(7) Compensation and Profit Sharing Plans

The Company maintains a 401(k) salary deferral and profit sharing plan covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employees' contributions up to a maximum of 50% of the first 6% of each employee contribution.

(8) Commitments and Contingencies

The Company has office space in New York, Massachusetts, California, Minnesota, Florida and Illinois. The Company has entered into operating leases, which also contain certain escalation clauses. At December 31, 2024, the expected future minimum lease payments under such leases are as follows:

2025	$3,119,692
2026	3,108,209
2027	3,138,641
2028	2,039,430
2029	1,291,120
2030 and thereafter	2,011,557
Total commitments and contingencies	14,708,649
Present value discount	(1,174,810)
Lease liability	$13,533,839

The Company has two irrevocable letters of credit with a commercial bank supporting obligations under the Company's New York lease (expiring May 31, 2028), and Boston lease (expiring on July 31, 2032). Cash in

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

the amounts of $926,269 and $142,545, respectively, has been set aside as collateral. Letters of credit are included in other assets on the statement of financial condition. The Company's security for office space in California on deposit with the lessor is $83,397.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2024, and were subsequently settled had no material effect on the financial statements as of that date.

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2024, no amounts were recorded under such agreement as no loss is expected.

(9) Operating Leases

The Company has operating leases on a number of its branches and its main office in New York. The Company leases real estate with lease terms generally from 5 to 10 years, some of which have renewal options. As these extension options are not generally considered reasonably certain of renewal, they are not included in the lease term. The Company is not a lessee in any contracts classified as financing leases.

(in thousands)	Year Ended December 31, 2024
Cash paid for amounts included in the measurement of lease liabilities for operating leases	$3,216

	December 31, 2024
Weighted average remaining lease term (in years)	5.35
Weighted average discount rate	5.4%

(10) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital, as defined,

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

equal to the greater of $250,000 or the amount determined in accordance with SEC market maker Rule 15c3-1(a)(4). At December 31, 2024, the Company had net capital of $13,062,732, which is $12,062,732 in excess of required net capital under the SEC market maker rule of $1,000,000. The Company is exempt from SEC Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash. Advances to affiliates, and other equity withdrawals, including dividends are subject to certain notification and other provisions of the Net Capital Rule and other regulatory bodies.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain a minimum net capital level of $5,000,000. At December 31, 2024, the Company was in compliance with this requirement.

(11) Related-Party Transactions

The Company pays for certain expenses on behalf of the Parent and an affiliate, which are reimbursed monthly. These include office space, office equipment and supplies, furniture, fixtures and leasehold improvements, utilities, printing and stationary, insurance, publications and subscriptions, payroll administration, benefits administration and other necessary human resource services, data processing and computer services, telecommunication technology, and other miscellaneous day-to-day operational and facilities related expenses. During 2024, the Company paid $7,686,756 in expenses on behalf of the Parent and affiliate. Amounts due to the Company from the Parent and affiliate related to these expenses are settled based on estimates each month. This estimated settlement is reconciled and adjusted, if necessary, once the final expense allocation is complete. At December 31, 2024, $979,653 was receivable from the Parent and affiliate included in the statement of financial condition.

At December 31, 2024, the payables to Parent and affiliate primarily include amounts owed related to income taxes and accrued but unpaid expenses or distibutions amounted to $1,386,142.

(12) Concentrations of Credit Risk

The Company conducts substantially all of its principal trading activities through the Clearing Broker based in the New York metropolitan area. At December 31, 2024, all marketable principal security positions were in the possession or control of its Clearing Broker. Significant credit exposure may result in the event that the Company's Clearing Broker is unable to fulfill its contractual obligations.

The Company's cash and cash equivalents are primarily held at three financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to private placements of securities and financial advisory services.

(13) Fair Value Measurements

The fair value hierarchy under ASC 820, *Fair Value Measurements and Disclosures*, prioritizes the inputs to valuation techniques used to measure fair value. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a

NEEDHAM & COMPANY, LLC
(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or where active markets do not exist, they may not have readily determinable fair values. In these instances, the Company estimates fair value using pricing models that utilize available information that management deems most relevant.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured.

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified:

Equity securities: Level 1 equity securities are valued based on closing market prices from the exchange where the security is traded. Level 3 equity securities are valued based on purchase price and adjusted for significant events that would impact overall value.

Money Market Funds: money market funds are valued based on closing market prices from the exchange where the money market funds are traded and are classified within Level 1.

Cash, receivables from clearing broker and fees and concessions receivable are recorded at amounts that approximate fair value due to their highly liquid nature and short-term maturity.

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations monthly.

The following table provides fair value information related to the Company's financial assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2024:

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

	Level 1	Level 2	Level 3	Total
Assets:				
Money Market Funds	$ 4,723,344	$ —	$ —	$ 4,723,344
Equity securities	457,469	—	1,002,005	1,459,474
Total assets	$ 5,180,813	—	1,002,005	$ 6,182,818
Liabilities:				
Equity securities	$ 486,337	—	—	$ 486,337
Total liabilities	$ 486,337	—	—	$ 486,337

There were no transfers between Level 1, Level 2 and Level 3 of the fair value hierarchy during the year ended December 31, 2024.

The following table summarizes the changes in fair value associated with Level 3 financial instruments during the year ended December 31, 2024:

	Equity securities		Total
Balance at December 31, 2023	$	921,751	$ 921,751
Purchases, gross		999,998	999,998
Sales, gross		—	—
Transfers in		—	—
Transfers out		—	—
Realized gains/(losses)		—	—
Unrealized gains/(losses)		(919,744)	(919,744)
Balance at December 31, 2024	$	1,002,005	$ 1,002,005

As of December 31, 2024, there were unrealized losses attributable to Level 3 securities still in possession at year-end.

The following table provides quantitative information about the Company's Level 3 fair value measurements of the Company's investments as of December 31, 2024. In addition to the techniques and inputs noted in the table below, according to the Company's valuation policy the Company may also use other valuation techniques and methodologies when determining the Company's fair value measurements. The below table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to the Company's fair value measurements.

(Continued)

NEEDHAM & COMPANY, LLC
(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

	Fair Value as of December 31, 2024	Quantitative Information about Level 3 Fair Value Measurements		
		Valuation Techniques/ Methodologies	Unobservable Input	Range (Weighted Average)
Equity	$ 2,007	Cost approximates fair value	N/A	N/A
Equity	$ 999,998	Recent transaction	N/A	N/A

(14) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions and investment banking businesses. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see note 11), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Total assets per the statement of financial condition represents the total assets of the Company's single reportable segment. In addition, segment revenue, significant expenses, including those expense categories and amounts that are regularly provided to the CODM, and segment net loss are included in the Company's statement of operations.

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Financial Statements

December 31, 2024

(15) Subsequent Events

Events that occur after the date of the statement of financial condition but before the financial statements were issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the date of the statement of financial condition are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the date of the statement of financial condition may require disclosure in the accompanying notes. Management evaluated the activity of the Company through the date these financial statements were issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.





RSM US LLP

Report of Independent Registered Public Accounting Firm

Member of Needham & Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Needham & Company, LLC (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and (3) providing research and institutional client services; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to: (1) effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and (3) providing research and institutional client services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

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Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

RSM US LLP

New York, New York
February 28, 2025



Needham & Company, LLC 250 Park Avenue, 10th Floor New York, NY 10177-1099   (212) 371-8300

Needham & Company, LLC Exemption Report

Needham & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and (3) providing research and institutional client services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c3-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c-3-3) throughout the most recent fiscal year without exception.

Needham & Company, LLC

I, Jack Iacovone, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Chief Executive Officer

February 28, 2025